SUPPLEMENTAL DATA	Exhibit 99(m)
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended June 30, 2007
(in millions of €)

		Income (loss)				Depreciation
		from investments				and impairments
		accounted for				of property, plant
		using the equity	Financial income	EBIT		and equipment	EBITDA
	Profit(1)	method, net(2)	(expense), net(3)	(adjusted)(4)	Amortization(5)	and goodwill(6)	(adjusted)
	3rdquarter 2007	3rdquarter 2007	3rdquarter 2007	3rdquarter 2007	3rdquarter 2007	3rdquarter 2007	3rdquarter 2007
Sectors and Divisions
Industry Sector	822	6	(14)	830	70	158	1,058
Industry Automation	244	1	(7)	250	27	24	301
Drive Technologies	246	—	(2)	248	12	32	292
Building Technologies	97	1	—	96	15	18	129
OSRAM	116	1	2	113	6	55	174
Industry Solutions	81	3	(3)	81	7	15	103
Mobility	38	—	(2)	40	2	16	58
Energy Sector	442	31	3	408	25	62	495
Fossil Power Generation	199	23	(1)	177	5	23	205
Renewable Energy	29	2	—	27	2	4	33
Oil & Gas	62	—	—	62	6	15	83
Power Transmission	85	4	3	78	6	14	98
Power Distribution	66	1	3	62	5	6	73
Healthcare Sector	307	10	10	287	52	61	400
Imaging & IT	223	1	3	219	40	26	285
Workflow & Solutions	40	—	4	36	1	5	42
Diagnostics	52	1	2	49	23	29	101

Total Sectors	1,571	47	(1)	1,525	147	281	1,953

Strategic Equity Investments (SEI)	(301)	(301)	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	66	7	4	55	14	51	120
Siemens Financial Services (SFS)	57	12	44	1	2	64	67
Reconciliation to consolidated financial statements
Other Operations	(56)	1	(11)	(46)	11	24	(11)
Siemens Real Estate (SRE)	69	(1)	(17)	87	—	37	124
Corporate items and pensions	(367)	12	48	(427)	(16)	26	(417)
Eliminations, Corporate Treasury and other reconciling items	(97)	1	(99)	1	—	(15)	(14)

Siemens	942	(222)	(32)	1,196	158	468	1,822

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €8.